Free Writing Prospectus

Filed pursuant to Rule 433

To Prospectus dated March 24, 2023

Preliminary Prospectus Supplement dated March 6, 2025

Registration Statement File No. 333-270827

Verisk Analytics, Inc.

$700,000,000 5.250% Senior Notes due 2035

Pricing Term Sheet

Issuer:	Verisk Analytics, Inc.

Ticker:	VRSK

Expected Rating (Moody’s / S&P)*:	Baa1 / BBB

Aggregate Principal Amount:	$700,000,000

Maturity:	March 15, 2035

Coupon:	5.250%

Public Offering Price:	99.753% of face amount

Yield to Maturity:	5.282%

Spread to Benchmark Treasury:	+100 basis points

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price / Yield:	102-24 / 4.282%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025

Redemption Provisions:

Prior to December 15, 2034 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Notes may be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate (as defined in the prospectus supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to the date of redemption.

On or after the Par Call Date, the Notes may be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the applicable redemption date.

Settlement**:	T+3; March 11, 2025

Denominations:	$2,000 and any integral multiple of $1,000 above that amount

CUSIP / ISIN:	92345Y AL0 / US92345YAL02

Joint Book-Running Managers:	BofA Securities, Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Co-Managers:	TD Securities (USA) LLC Goldman Sachs & Co. LLC Academy Securities, Inc. Loop Capital Markets LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

Additional Information:

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

** Note: We expect that delivery of the Notes will be made to investors on or about March 11, 2025, which will be the third New York business day following the date of this prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before delivery of the Notes may be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day before their date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll free at (800) 294-1322 or HSBC Securities (USA) Inc. toll free at (866) 811-8049.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.